Exhibit 99.1

Media Contacts: Tally Netzer, Director of Corporate Communications, Optibase Ltd. 011-972-9-9709-202 tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase +1-617-488-0988 ext. 3 jane@theinkstudio.com Investor Relations Contact: Lee Roth, KCSA for Optibase +1-212-896-1209 lroth@kcsa.com

Optibase and MOG Solutions Collaborate to Deliver an Ingest Server Powered by MXF

Las Vegas, NV – 16th April 2007 – MOG Solutions and Optibase (NASDAQ: OBAS) a leading provider of digital video solutions, announced today a strategic collaboration. Optibase will integrate MXF in their Creator Ingest Server product line using MOG Solutions’ development tools, creating a comprehensive ingest solution that fits seamlessly into the content creation workflow.

MOG Solutions MXF development tools offer Optibase the possibility to integrate MXF capabilities into their products or systems quickly and fully interoperable with any MXF system. The development kits from MOG Solutions provides access to a full range of functions for custom creation and manipulation of MXF files. The tools’ flexibility enables the support for custom Metadata schemes and custom Essence types in streaming environments.

Optibase Creator Ingest Server product line is a comprehensive content creation solution that is seamlessly integrated into the broadcast workflow. The product line is designed for multiple encoding formats, such as H.264 AVC, MPEG-2 and WindowsMedia9, as well as realtime compression of both HD and SD video. Focused on quality, the Creator product line features not only professional inputs such as SDI and embedded audio but also unique features such as real time quality control. By combining top quality audio and video with advanced metadata capabilities in MXF formatting or VOD compliance, the Creator offers an integrated solution. Furthermore, integrations with the leading NLE systems ensure that the content creation process streamlined and efficient.

“As the content creation market matures, we at Optibase see a growing need for standardization in order to ensure interoperability and streamline the workflow. The integration of MXF into our products is a key part of our ingest solution” said David Sackstein CTO and VP R&D of Optibase. “By integrating MOG Solutions’ MXF tool-kit into our Creator product line, we are ensuring that our customers get a powerful solution, as well as, interoperability with the industry leaders.”

“MXF is at this moment the core technology for achieving true file-based systems. Its acceptance is already widely spread. The adoption by Optibase of MOG technology will enable fast and reliable interoperation with other systems in the broadcast environments” said Vitor Teixeira, vice president product development, “We are proud that Optibase selected our solution due to the quality of their products.”

MOG Solutions is the worldwide leader in professional MXF and Metadata technology, and is the ideal partner to integrate MXF into products and projects.

Optibase is dedicated to providing efficient, high quality ingest solutions that can be seamlessly integrated into the content creation workflow.

About MOG Solutions
MOG Solutions offers a diverse, award-winning product family of powerful MXF tools that enable accelerated development and migration to the next generation of IT-based multimedia content applications. These MXF applications enable users to easily have MXF in their desktop with a variety of functionalities ranging from the creation, manipulation and metadata logging of MXF files to the simple playout of MXF files. MOG Solutions is part of the Infinity Open Alliance Partner Program, Panasonic P2 Alliance partners and Sony XDCAM Interoperability program. MOG Solutions products allow customers across all sectors of the industry – including broadcasting, digital cinema, advertising and distribution – to quickly adopt MXF. For more information visit http://www.mog-solutions.com/

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.